Page 1 of 5 Pages

                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   SCHEDULE 13G

                   Under the Securities exchange Act of 1934



                           ARCH CHEMICALS INC
             -----------------------------------------------------
                              (NAME OF ISSUER)

                                  COM
             -----------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                 03937R102
             -----------------------------------------------------
                              (CUSIP NUMBER)

                           December 31, 2010
             -----------------------------------------------------
            (Date of event which requires filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    X  Rule 13d-1(b)
       Rule 13d-1(c)
       Rule 13d-1(d)

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (CONTINUED ON FOLLOWING PAGE(S))




<PAGE

    CUSIP NO. 03937R102           13G                         Page 2 of 5 Pages

  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AllianceBernstein LP      13-3434400

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (A) [ ]
                                                                       (B) [X]

  3. SEC USE ONLY

  4. CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware


           NUMBER OF SHARES   5. SOLE VOTING POWER                   1,154,141
               BENEFICIALLY
                OWNED AS OF   6. SHARED VOTING POWER                         0
          December 31, 2010
                    BY EACH   7. SOLE DISPOSITIVE POWER              1,340,146
                  REPORTING
               PERSON WITH:   8. SHARED DISPOSITIVE POWER                    0


  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                     1,340,146
     REPORTING PERSON
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES *                                                              [X]



 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      5.3%

 12. TYPE OF REPORTING PERSON *
     IA

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

<PAGE

CUSIP NO. 03937R102                13G                      Page 3 of 5 Pages

Item 1(a) Name of Issuer:
          ARCH CHEMICALS INC

Item 1(b) Address of Issuer's Principal Executive Offices:
          501 Merritt 7
          Norwalk,  CT 06856-5204


Item 2(a) and (b)
          Name of Person Filing and Address of Principal Business Office:


          AllianceBernstein L.P.
          1345 Avenue of the Americas
          New York, N.Y. 10105

(All media outlets, please contact John Meyers at AllianceBernstein (212-969-2301) with any questions. All other questions can be directed to Michelle Pollitt at Michelle.Pollitt@AllianceBernstein.com)


Item 2(c) Citizenship:
          Delaware

Item 2(d) Title of Class of Securities:  COM

Item 2(e) Cusip Number:  03937R102


Item 3.   Type of Reporting Person:  Registered Investment Advisor

                                   13G                      Page 4 of 5 Pages


Item 4. Ownership as of 12/31/2010

      (a) Amount Beneficially Owned: 1,340,146 shares of common stock acquired solely for investment purposes on behalf of client discretionary investment advisory accounts*

      (b) Percent of Class:  5.3%

      (c) Deemed Voting Power and Disposition Power:

                        (i)           (ii)          (iii)         (iv)
                        Deemed        Deemed        Deemed        Deemed
                        to have       to have       to have       to have
                        Sole Power    Shared Power  Sole Power    Shared Power
                        to Vote       to Vote       to Dispose    to Dispose
                        or to         or to         or to         or to
                        Direct        Direct        Direct the    Direct the
                        the Vote      the Vote      Disposition   Disposition
                        ------------  ------------  ------------  ------------


AllianceBernstein          1,154,141             0     1,340,146             0


*AllianceBernstein L.P. is a majority owned subsidiary of AXA Financial, Inc. and an indirect majority owned subsidiary of AXA SA. AllianceBernstein operates under independent management and makes independent decisions from AXA and AXA Financial and their respective subsidiaries and AXA and AXA Financial calculate and report beneficial ownership separately from AllianceBernstein pursuant to guidance provided by the Securities and Exchange Commission in Release Number 34-39538 (January 12, 1998).

AllianceBernstein may be deemed to share beneficial ownership with AXA reporting persons by virtue of 0 shares of common stock acquired on behalf of the general and separate accounts of the affiliated entities for which AllianceBernstein serves as a subadvisor. Each of AllianceBernstein and the AXA entities reporting herein acquired their shares of common stock for investment purposes in the ordinary course of their investment management and insurance

                                                             Page 5 of 5 Pages

Item 5. Ownership of Five Percent or Less of a Class:
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                                                          [ ]

Item 6. Ownership of More than Five Percent on behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary which Acquired
        the Security Being Reporting on by the Parent Holding Company:    N/A



Item 8. Identification and Classification of Members of the Group.      N/A

Item 9.  Notice of Dissolution of Group:                                N/A

Item 10. Certification:

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.








    Date:  02/09/2011, ALLIANCEBERNSTEIN L.P.







                               /s/ Laurence Bertan

                            Name:  Laurence Bertan
                            Title: SVP and Head of Regulatory Reporting